[FRIED FRANK LETTERHEAD]

January 4, 2017

VIA EDGAR AND COURIER

Jay Ingram

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.
Registration Statement on Form S-1
Filed June 1, 2016
File No. 333-211761

Dear Mr. Ingram:

JELD-WEN Holding, Inc. (the “Company”) hereby submits for filing with the staff of the Division of Corporation Finance (the “Staff”) Amendment No. 5 (“Amendment No. 5”) to that certain Registration Statement on Form S-1, file no. 333-211761 (the “Registration Statement”), originally filed on June 1, 2016, as amended August 1, 2016, September 13, 2016, November 17, 2016, and December 16, 2016. The Registration Statement has been revised to make certain updates, including to reflect an 11-for-1 split of the Company’s common stock that occurred on January 3, 2017, add certain pro forma financial information and update the Compensation Disclosure & Analysis for the year ended December 31, 2016. In order to facilitate your review, we have sent to your attention via courier courtesy copies of Amendment No. 5 marked to show changes from Amendment No. 4 to the Registration Statement.

If you have any questions, please feel free to contact Laura Doerre at (704) 378-5810 or the undersigned at (212) 859-8428. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel J. Bursky

Daniel J. Bursky

cc:	SiSi Cheng (Securities and Exchange Commission)
Melissa Rocha (Securities and Exchange Commission)
Frank Pigott (Securities and Exchange Commission)
Laura Doerre (JELD-WEN Holding, Inc.)
L. Brooks Mallard (JELD-WEN Holding, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)